KEMPEN & CO. U.S.A., INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48389

YEAR ENDED DECEMBER 31, 2020

AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/2020____ AND ENDING ____12/31/2020____
                                        MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kempen & Co. U.S.A., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Third Avenue, 17th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McGowan ____ 212-376-0132
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – if individual, state last, first, middle name)

100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ John McGowan _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o _____ Kempen & Co U.S.A., Inc. _____ , as of _____ December 31, 2020 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows.

_____

_____

_____



Signature

COO
Title

Notary Public

DEBRA ROSELLI
Notary Public - State of New York
NO. 01RO5009006
Qualified in Nassau County
My Commission Expires Apr 14, 2023

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statemen of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5.
- [x] (q) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

KEMPEN & CO. U.S.A., INC.

TABLE OF CONTENTS

FRIEDMAN LLP'

ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Kempen & Co. U.S.A., Inc. as of December 31, 2020, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kempen & Co. U.S.A., Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our responsibility is to express an opinion on Kempen & Co. U.S.A., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kempen & Co. U.S.A., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 I 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide   ᴥDFK

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I ("Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission") has been subjected to audit procedures performed in conjunction with the audit of Kempen & Co. U.S.A., Inc.'s financial statements. The supplemental information is the responsibility of Kempen & Co. U.S.A., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2008.

Friedman LLP
East Hanover, New Jersey
February 12, 2021

Kempen & Co. U.S.A., Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash and cash equivalents	$	9,318,444
Fails to deliver		12,164,054
Investment banking receivable		302,999
Operating lease right-of-use asset		991,703
Property and equipment - at cost, net		43,487
Other assets		142,918
TOTAL ASSETS	$	22,963,605

LIABILITIES & STOCKHOLDER'S EQUITY

Liabilities

Accounts payable, accrued expenses and other liabilities	$	43,622
Due to parent		518,721
Taxes payable		25,372
Due to customer		12,164,054
Operating lease liability		1,042,623
Security deposit payable		57,128
TOTAL LIABILITIES		13,851,520

Commitments and contingencies

Stockholder's equity

Capital stock - $0.01 par value; authorized 1,000 shares;		
1,000 shares issued and outstanding		10
Additional paid-in capital		3,263,979
Retained earnings		5,848,096
Stockholder's Equity		9,112,085
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,963,605

The accompanying notes are an integral part of these financial statements.

Kempen & Co. U.S.A., Inc.
Statement of Income
Year Ended December 31, 2020

Revenues		
Revenue - parent	$	3,058,414
Revenue - investment banking		638,308
Other income		176,289
Interest income		1,729
TOTAL REVENUE		3,874,740
Expenses		
Compensation and benefits		1,487,970
Occupancy		340,141
Communications		164,695
Investment banking expenses		7,923
Professional and consulting fees		181,343
Depreciation		16,753
Other operating expenses		923,279
TOTAL EXPENSES		3,122,104
Income before income tax		752,636
Income taxes		218,772
NET INCOME	$	533,864

The accompanying notes are an integral part of these financial statements.

Kempen & Co. U.S.A., Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Capital Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, January 1, 2020	1,000	$ 10	$ 3,263,979	$ 5,314,232	$ 8,578,221
Net income	-	-	-	533,864	533,864
Balance, December 31, 2020	1,000	$ 10	$ 3,263,979	$ 5,848,096	$ 9,112,085

The accompanying notes are an integral part of these financial statements.

Kempen & Co. U.S.A., Inc.
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities	
Net income	$ 533,864
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	16,753
Amortization of right-of-use asset	211,508
Changes in assets and liabilities:	
Due to parent	499,400
Due from investment banking receivable	1,936,744
Due from customer	6,830,451
Fail to deliver	(1,962,680)
Due to customer	1,962,680
Fail to receive	(6,830,451)
Operating lease liability	(210,060)
Taxes payable	(29,544)
Other assets	52,148
Accounts payable, accrued expenses and other liabilities	(19,116)
Net cash provided by operating activities	2,991,697
Net increase in cash and cash equivalents	2,991,697
Cash and cash equivalents, beginning of year	6,326,747
Cash and cash equivalents, end of year	$ 9,318,444
Supplemental cash flow disclosures	
Income taxes paid	$ 248,734

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kempen & Co. U.S.A., Inc. (the "Company"), is a wholly-owned subsidiary of Van Lanschot Kempen Wealth Management N.V. (the "Parent") which is based in Amsterdam. The Company is a securities broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. The Company executes all trades with its Parent and uses its Parent's facilities to clear such trades. Trades are settled on a delivery versus payment basis. The Parent produces research on approximately 75 large, mid, and small cap companies located in Belgium, Luxembourg and Netherlands comprising a wide range of sectors. The Parent also provides property research into approximately 50 European real estate companies in more than 11 European countries. On behalf of the Parent, the Company sells research products to its customers, acquires new clients and organizes corporate road shows to large institutional investors within the United States to facilitate their investment decisions.

In 2018, the Company filed a CMA (Continuing Member Application) with FINRA to change its registered business operations to where it would serve as an underwriter or selling group participant for equity offerings of non-U.S. and U.S. issuers engaged in offerings registered with the United States Securities and Exchange Commission ("SEC") as well as nonregistered offerings, including Rule 144A offerings, on a "firm commitment" basis, with no contingencies or need for an escrow account. The Company expects to be a junior syndicate member on such transactions and therefore, will be brought into the syndicate only shortly before pricing. The Company will leverage their existing client bases, in Europe and the United States, to identify companies that aim to execute U.S.-registered initial public offerings and/or follow-on transactions; once such transactions are executed. The Company will solicit investments by institutional investors. For all such transactions, the Company's foreign associated persons will work with other investment banks to originate and price primary issuances and to distribute securities to the Company's customers. The Company will assess interest in the new issuance based upon customer suitability and customer demand. The Company anticipates that securities of U.S. issuers will be cleared through another member of the underwriting syndicate (i.e., the lead syndicate member or bookrunner), which will be determined on a transaction-by-transaction basis or through BNP Paribas USA, with which the Company currently has a relationship. All clearing firms will be large or medium-sized U.S. banks. Securities of non-U.S. issuers offered to U.S. investors will be cleared through the Company's parent, Van Lanschot Kempen Wealth Management N.V.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash

The Company's cash balances are maintained at various banks. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company is remunerated for its activities based upon a cost plus mark-up percentage, which is established by an independent transfer pricing study. Revenue is recognized based upon the expenses incurred during the period, marked-up by 4.16% for the year ended December 31, 2020.

Based on a transfer pricing study, for securities underwriting income, it was determined that 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent.

Depreciation

Depreciation is computed using the straight-line method over estimated useful asset lives, which is five to seven years.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases which was adopted in 2019. The Company is a lessee in a noncancellable operating leases, for office space. The Company recognized a lease liability and a right of use (ROU) asset as at January 1, 2019, the effective date of ASC 842. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

The accompanying notes are an integral part of these financial statements.

2. PROPERTY AND EQUIPMENT- AT COST, NET

Property and equipment consist of the following:

Office equipment	$	158,954
Furniture and Fixtures		120,507
		279,461
Less accumulated depreciation		(235,974)
	$	43,487

3. RELATED PARTY TRANSACTIONS

A portion of the Company's revenue is derived from the Parent for services provided to institutional investors in their sales district based upon a cost-plus transfer pricing study. The revenue is recorded at the Company's pretax expenses plus a markup percentage of 4.16% for the year ended 2020.

Additionally, the Company derives revenue from the underwriting services performed by the Company which is allocated between the Company and the Parent based on a transfer pricing study. Gross revenue from underwriting services was approximately $3,100,000. Per the study, 20% of revenue will be retained by the Company while 80% of the revenue will be allocated to the Parent. The Company recorded revenue of $638,308 and expenses of $7,923 relating to underwriting securities for the year ended December 31, 2020.

Due to Parent arises from the recording of revenue described above less the allocation of certain direct expenses.

The Company has recorded $651,751 in expenses allocated from the Parent relating to the use of the securities trading platform and corporate overhead charges which are reflected in other operating expenses.

4. INCOME TAXES

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

Current:	
Federal	$ 134,716
State and city	84,056
	$ 218,772

Federal and state income taxes differ from statutory rates due to non-deductible expenses consisting primarily of meals and entertainment.

The accompanying notes are an integral part of these financial statements.

5. PROFIT-SHARING PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees who have attained three months of service. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company match during 2020 is equal to 100% of the matched employee contributions that are not in excess of 4% of employee compensation. The Profit sharing plan expense for the year ended December 31, 2020 was approximately $50,000.

6. COMMITMENTS

The Company has obligations as a lessee for office space, with initial noncancellable terms in excess of one year. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

The Company has deposited approximately $115,000 in cash with the bank as collateral for a letter of credit agreement for the security deposit associated with the lease.

The discount rate used to present value the monthly lease expense is 7%.

The components of lease cost for the year ended December 31, 2020 are as follows:

Operating lease cost $340,141

Amounts reported in balance sheet as of December 31, 2020 were as follows:

Operating leases:

Operating lease right-of-use asset $991,703

Operating lease liability $1,042,623

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

2021	$	295,209
2022	$	301,113
2023	$	307,136
2024	$	286,694
Total undiscounted lease payments	$	1,190,152
Less imputed interest	$	(147,529)
Total lease liabilities	$	1,042,623

The accompanying notes are an integral part of these financial statements.

Kempen & Co. U.S.A., Inc.
Notes to the Financial Statements
December 31, 2020

6. COMMITMENTS (continued)

Gross rent expense was approximately $340,000 for the year ended December 31, 2020. In addition to base rent on its office facilities, the Company is required to pay its proportionate share of real estate taxes and operating expenses.

The Company entered into a non-cancellable sublease with a subtenant on July 19, 2016 which expires on November 30, 2024. Sublease income is equal to one half of rent expense paid by the Company under the non-cancellable lease each month. Additionally, in accordance with the non-cancellable sublease the company has collected a security deposit in the amount of $57,128.

The future minimum rental receipts are as follows:

2021	$	147,000
2022	$	151,000
2023	$	154,000
2024	$	143,000
	$	595,000

Sublease income was approximately $176,000 for the year ended December 31, 2020.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") and elects to calculate the minimum net capital under the alternate standard as permitted under Rule 15c3-1, paragraph (a)(1)(ii), which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items (the latter of which is not applicable to the Company) and exempts the Company from the aggregate indebtedness standard of Rule 15c3-1, paragraph (a)(1)(i). At December 31, 2020, the Company had net capital of approximately $8,908,510, which exceeded the required net capital minimum of $250,000 by approximately $8,658,510.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under paragraph (k)(2)(i).

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company may execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The accompanying notes are an integral part of these financial statements.

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9. **RISK AND UNCERTAINTIES**

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations.

The accompanying notes are an integral part of these financial statements.

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SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2020

Kempen & Co. U.S.A., Inc.
Computation of Net Capital under SEC Rule 15c3-1
December 31, 2020

Computation of net capital

Total stockholder's equity	$	9,112,085
Less - non-allowable assets		
Investment banking receivable		(302,999)
Property and equipment - at cost, net		(43,487)
Other assets		(142,918)
Net capital before Aged Fails Deduction		8,622,681
Less - Aged fails to deliver		(17,170)
Net Capital		8,605,511
Less - Minimum net capital required under alternate standard		(250,000)
Excess net capital	$	8,355,511

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2020)

Net Capital as reported on Company's Part II (unaudited) Focus report	$	8,908,510
Increase (decrease) resulting from December 31, 2020 audit adjustments, net		(302,999)
Net capital, as included in this report	$	8,605,511

FRIEDMAN LLP·
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kempen & Co. U.S.A., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3 Report, in which (1) Kempen & Co. U.S.A., Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Kempen & Co. U.S.A., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provision) and (2) Kempen & Co. U.S.A., Inc. stated that Kempen & Co. U.S.A., Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Kempen & Co. U.S.A., Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kempen & Co. U.S.A., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Friedman LLP
East Hanover, New Jersey
February 12, 2021

14

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501   friedmanllp.com

Your livelihood, empowered.   An Independent Member Firm of DFK with offices worldwide.   DFK

Kempen

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I John McGowan, Chief Operating Officer of Kempen & Co. U.S.A., Inc. to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire fiscal year ending December 31, 2020 without exception.

Dated: 2/1/2021

By: